EXHIBIT 99.1
Avago Technologies Announces
Second Quarter Fiscal Year 2008 Financial Results
•	Record quarterly revenue of $411 million, up 8% year-over-year

•	Highest ever non-GAAP net income of $43 million

•	Adjusted EBITDA of $85 million
SAN JOSE, Calif., — May 28, 2008 — Avago Technologies, a leading supplier of analog interface components for communications, industrial and consumer applications, today reported financial results for its second fiscal quarter, ended May 4, 2008.
Second Quarter Fiscal 2008 GAAP Results
Record revenue of $411 million increased by $31 million, or 8 percent, when compared with the same period a year ago, and reflects continued gains in the wired and wireless communications markets. Gross margin of $159 million, or 39 percent of sales, represents an improvement of $24 million year-over-year.
Operating expenses were $118 million versus $108 million a year ago, owing to increased levels of investment in new product development. The favorable revenue and margin performance drove net income to a record $17 million, up from $4 million in the second quarter of fiscal 2007.
Cash balances increased sequentially by $22 million to $83 million at the end of the quarter. Cash generated from operations of $43 million was partially offset by $6 million spent on an acquisition.
Second Quarter Fiscal 2008 Non-GAAP Results
Higher revenue led to gross margin of $174 million, or 42 percent. The $23 million uptick from last year translates into a gain of 260 basis points.
R&D expenses climbed by $11 million to $62 million, while selling, general and administrative costs rose by $2 million to $46 million from the second quarter a year ago.
Net income increased to an all-time high of $43 million, compared with $33 million in the same period last year. These results translate into Adjusted EBITDA of $85 million, down $3 million from the same quarter a year ago, due to a reduction in other income.
“We continue to exceed past performance based on revenue gains in targeted markets and a favorable product mix. This fueled record revenue and enabled expanded profitability for the quarter,” said Hock E. Tan, president and CEO of Avago Technologies. “These strong results are indicative of early success with our stated strategy to drive growth in more profitable segments.”
Financial Results Conference Call
Avago Technologies will host a conference call to review its financial results for the second fiscal quarter today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 629-9031. A replay will be available until Midnight Pacific Time Wednesday, June 4, 2008. To access the replay, dial (303) 590-3030, passcode: 3878915.

Avago Technologies Reports Second Quarter Fiscal Year 2008 Financial Results
Non-GAAP Financial Measures
In addition to GAAP reporting, Avago reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes stock-based compensation expense, amortization of intangibles and unusual items and their related tax effects. In addition, Avago also discloses Adjusted EBITDA as measured by the Company’s principal debt instruments. Avago believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) is included in the financial tables.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
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Safe Harbor Statement
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 13, 2007, recent Current Reports on Form 6-K, and

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Avago Technologies Reports Second Quarter Fiscal Year 2008 Financial Results
other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition.
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Investor Contact:

Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com

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AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 4,	February 3,	April 30,	May 4,	April 30,
	2008	2008	2007	2008	2007
Net revenue	$411	$402	$380	$813	$755
Costs and expenses:
Cost of products sold:
Cost of products sold	237	230	229	467	464
Amortization of intangible assets	14	14	15	28	30
Restructuring charges	1	1	1	2	15

Total cost of products sold	252	245	245	497	509
Research and development	62	66	51	128	101
Selling, general and administrative	48	50	47	98	104
Amortization of intangible assets	7	7	7	14	14
Restructuring charges	1	2	3	3	11

Total costs and expenses	370	370	353	740	739

Income from operations	41	32	27	73	16
Interest expense	(20)	(25)	(28)	(45)	(57)
Loss on extinguishment of debt	—	(10)	(10)	(10)	(10)
Other income, net	1	1	5	2	6

Income (loss) from continuing operations before income taxes	22	(2)	(6)	20	(45)
Provision for income taxes	4	3	—	7	3

Income (loss) from continuing operations	18	(5)	(6)	13	(48)
Income (loss) from and gain on discontinued operations, net of income taxes	(1)	9	10	8	58

Net income	$17	$4	$4	$21	$10

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL SUMMARY (NON-GAAP) — UNAUDITED
(IN MILLIONS, except percentages)

	Quarter ended			Two quarters ended
	May 4,	February 3,	April 30,	May 4,	April 30,
	2008	2008	2007	2008	2007
Net revenue	$411	$402	$380	$813	$755
Gross margin	174	172	151	346	292
% of net revenue	42%	43%	40%	43%	39%
Research and development	$62	$65	$51	$127	$101
Selling, general and administrative	$46	$44	$44	$90	$92

Total operating expenses	$108	$109	$95	$217	$193
% of net revenue	26%	27%	25%	27%	26%
Income from operations	$66	$63	$56	$129	$99
Interest expense	$(20)	$(25)	$(28)	$(45)	$(57)

Net income	$43	$36	$33	$79	$45
The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring and impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
FINANCIAL BRIDGE: GAAP TO NON-GAAP — UNAUDITED
(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 4,	February 3,	April 30,	May 4,	April 30,
	2008	2008	2007	2008	2007
Net income on GAAP basis	$17	$4	$4	$21	$10

Amortization of acquisition-related intangibles

Cost of products sold	14	14	15	28	30
Operating Expenses	7	7	7	14	14

	21	21	22	42	44

Share-based compensation expense

Cost of products sold	—	—	—	—	1
Operating Expenses	2	7	3	9	12

	2	7	3	9	13

Restructuring charges

Cost of products sold	1	1	1	2	15
Operating Expenses	1	2	3	3	11

	2	3	4	5	26

Loss on extinguishment of debt	—	10	10	10	10

(Income) loss from and (gain) on discontinued operations	1	(9)	(10)	(8)	(58)

Net income on Non-GAAP basis	$43	$36	$33	$79	$45

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income, which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring charges, loss on extinguishment of debt, and (income) loss from and (gain) on discontinued operations. This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance among periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA — UNAUDITED
(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 4,	February 3,	April 30,	May 4,	April 30,
	2008	2008	2007	2008	2007
Net income	$17	$4	$4	$21	$10
Interest expense	20	25	28	45	57
Provision for income taxes	4	3	—	7	3
Depreciation and amortization expense	38	39	44	77	89

EBITDA	79	71	76	150	159

Restructuring and other unusual charges	3	4	5	7	30
Purchase accounting adjustments	—	1	4	1	9
Share-based compensation	2	7	3	9	13
Loss on extinguishment of debt	—	10	10	10	10
(Income) loss from and (gain) on discontinued operations	1	(9)	(10)	(8)	(58)

Adjusted EBITDA	$85	$84	$88	$169	$163

EBITDA represents net income before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income as an indicator of our operating performance.
Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS)

	May 4,	October 31,	April 30,
	2008	2007 (1)	2007
ASSETS

Current assets:
Cash and cash equivalents	$83	$309	$200
Trade accounts receivable, net	213	218	206
Inventory	166	140	143
Assets of discontinued operations	—	25	—
Other current assets	32	25	40

Total current assets	494	717	589
Property, plant and equipment, net	289	292	388
Goodwill	156	122	116
Intangible assets, net	752	777	914
Other long-term assets	50	43	39

Total assets	$1,741	$1,951	$2,046

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$154	$194	$126
Employee compensation and benefits	54	56	46
Accrued interest	31	34	35
Capital lease obligations — current	2	2	2
Other current liabilities	26	44	26

Total current liabilities	267	330	235

Long-term liabilities:
Long-term debt	705	903	923
Capital lease obligations — non-current	5	4	4
Other long-term liabilities	60	30	30

Total liabilities	1,037	1,267	1,192

Shareholder’s equity:
Ordinary shares, no par value	1,074	1,066	1,071
Accumulated deficit	(374)	(386)	(217)
Accumulated other comprehensive income	4	4	—

Total shareholder’s equity	704	684	854

Total liabilities and shareholder’s equity	$1,741	$1,951	$2,046

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Quarter ended
	May 4,	February 3,	April 30,
	2008	2008	2007
Cash flows from operating activities:
Net income	$17	$4	$4

Adjustments to reconcile net income to net cash (used in) provided by operating activities:

Depreciation and amortization	38	39	44
Amortization of debt issuance costs	1	1	1
Gain on sale of discontinued operations	—	(9)	(10)
Loss on extinguishment of debt	—	5	10
Loss on sale of property, plant and equipment	—	—	2
Share-based compensation	2	7	3
Changes in assets and liabilities, net of acquisition and dispositions:
Trade accounts receivable	22	(13)	(30)
Inventory	(13)	(12)	23
Accounts payable	(47)	6	(10)
Employee compensation and benefits	14	(16)	4
Other current assets and current liabilities	7	(39)	—
Other long-term assets and long-term liabilities	2	14	3

Net cash (used in) provided by operating activities	43	(13)	44

Cash flows from investing activities:
Purchase of property, plant and equipment	(13)	(15)	(8)
Purchase of intangible assets	—	(6)	—
Acquisitions and investment, net of cash acquired	(8)	(38)	—
Proceeds from sale of discontinued operations	—	25	10

Net cash (used in) provided by investing activities	(21)	(34)	2

Cash flows from financing activities:
Debt repayments	—	(200)	(85)
Cash settlement of equity awards	—	(1)	—
Payment on capital lease obligation	—	—	(1)

Net cash used in financing activities	—	(201)	(86)

Net (decrease) increase in cash and cash equivalents	22	(248)	(40)
Cash and cash equivalents at the beginning of period	61	309	240

Cash and cash equivalents at end of period	$83	$61	$200